Filed Pursuant to Rule 433

May 3, 2007

Relating to

Preliminary Prospectus Supplement dated May 3, 2007 to

Prospectus Dated May 18, 2006

Registration Statement No. 333-134230

Final Term Sheet

$500,000,000

Series B 6.125% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067

Issuer:	The Allstate Corporation (Ticker: ALL) (“we” or the “Issuer”)

Title of Security:	Series B 6.125% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 (the “Debentures”)

Scheduled Maturity Date:	May 15, 2037, or, if such date is not a business day, the following business day

Aggregate Principal Amount:	$500,000,000

Final Maturity Date:	May 15, 2067, or if such date is not a business day, the following business day

Interest Rates:	6.125% per annum to but excluding May 15, 2017, and three-month LIBOR plus 1.935% per annum from and including May 15, 2017 until the final maturity date, unless redeemed or repaid earlier

Interest Payment Dates:	Each May 15 and November 15 until May 15, 2017, and thereafter each February 15, May 15, August 15 and November 15 until the final maturity date, unless redeemed or repaid earlier

First Interest Payment Date:	November 15, 2007

Trade Date:	May 3, 2007

Settlement Date (T+5):

May 10, 2007, which is the fifth business day following the initial sale of the Debentures. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures prior to the third business day before the delivery of the Debentures will be required, by virtue of the fact that the Debentures initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Debentures who wish to make such trades should consult their own advisors.

Concurrent Offering:

Concurrently with this offering we will offer, by means of a separate prospectus supplement, Series A 6.50% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067 in an aggregate principal amount of $500,000,000.

Applicable Spread:	Applicable spread for the purpose of calculating the redemption price will be 0.50% in the case of a tax event; 0.50% in the case of a rating agency event; and 0.25% in all other cases.

Partial Redemptions:	With respect to any partial redemption, at least $25 million of the Debentures, excluding any Debentures held by us or any of our affiliates must remain outstanding following such redemption.

Minimum Net Proceeds for Repayment of Debentures:

If we raise less than $5 million of net proceeds from the sale of qualifying capital securities during the relevant period, we will not be required to repay any Debentures on the scheduled maturity date or the next quarterly interest payment date, as applicable, but we will use those net proceeds to repay the Debentures on the next quarterly interest payment date as of which we have raised at least $5 million of net proceeds.

Replacement Capital Covenant:

A replacement capital covenant described in the preliminary prospectus supplement will apply until May 15, 2047. For purposes of the replacement capital covenant, the initial series of covered debt is our 6.9% Senior Debentures due 2038 (CUSIP: 020002AJ0). The replacement capital covenant includes provisions requiring us to redesignate a new series of indebtedness if the covered debt approaches maturity, becomes subject to a redemption notice or is reduced to less than $100 million in outstanding principal amount, subject to additional procedures.

Share Cap Amount:	For purposes of the alternative mechanism described in the prospectus supplement, the share cap amount shall be 37.5 million shares of common stock.

LIBOR Determination:

For purposes of the definition of three-month LIBOR in the preliminary prospectus supplement to which this term sheet relates (the “preliminary prospectus supplement”) for any LIBOR determination date, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described therein, three-month LIBOR as determined for the previous floating rate interest period or, in the case of the interest period beginning on May 15, 2017, 5.356%.

Benchmark:	4.625% due February 15, 2017

Benchmark Yield:	4.678%

Reoffer Spread:	1.47%

Reoffer Yield:	6.148%

Initial Public Offering Price:	99.829%

Proceeds, before expenses, to the Issuer:	$494,145,000

Estimated Expenses of the Issuer:	$765,000

CUSIP:	020002 AV3

Joint Bookrunners and Structuring Coordinators:	Goldman, Sachs & Co. and J.P. Morgan Securities Inc. ($120,000,000 each)

Joint Lead Managers	Lehman Brothers Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated, and Morgan Stanley & Co., Incorporated ($50,000,000 each)

Senior Co-Managers:	Banc of America Securities, LLC, Citigroup Global Markets Inc., and Wachovia Capital Markets, LLC ($25,000,000 each)

Co-Managers:

BNY Capital Markets, Inc., HSBC Securities (USA) Inc., The Williams Capital Group L.P., PNC Capital Markets, LLC, SunTrust Capital Markets, Inc., Piper Jaffray & Co. and Wells Fargo Securities, LLC ($5,000,000 each)

All terms used and not otherwise defined in this term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.

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